March 23, 2005

Securities and Exchange Commission 450 5th Street N.W., Mail Stop 03-05 Washington, D.C. 20549 Attention: Doug Jones	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Zindart Limited in connection with Annual Report on Form 20-F (File No. 000-22161)

Re:	Zindart Limited

Form 20-F for the Year Ended March 31, 2004
File No. 000-22161
Filed August 25, 2004

Ladies and Gentlemen:

This letter is in response to the comments received by Zindart Limited (the "Company") from the Staff of the Commission by letter dated March 3, 2005, relating to the above-referenced Annual Report on Form 20-F, File No. 000-22161 (the "Annual Report"). The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have incorporated into this response letter.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2004

GENERAL

1.	We note that you changed the filing of your periodic reports from that of a domestic filer to that of a foreign private issuer. Please tell us your basis for such a change.

Response: We respectfully advise the Staff that the Company has been a foreign private issuer since its initial public offering of American Depositary Shares in 1997, and from April 1998 until August 2002, the Company had been voluntarily filing periodic reports as if it were a domestic issuer. In November 2002, with the permission of the Staff, the Company reverted to only filing reports required to be filed by foreign private issuers. In a conversation with Elliot Staffin of the Commission's International Corporate Finance division in October 2002, Mr. Staffin informed us that the Staff's position is that a foreign private issuer that had been voluntarily filing as a domestic issuer could choose to revert to filing as a foreign private issuer, as long as the issuer had been filing reports as a domestic issuer for at least one year and for so long as the issuer continued to qualify as a foreign private issuer.

SELECTED FINANCIAL DATA, PAGE 3

2.	Please disclose the exchange rate information required by Item 3(A)(3) of Form 20-F, or explain to us why this is not necessary.

Response: The Company respectfully advises the Staff that the Company's financial statements provided in the Annual Report in response to Item 8 of the Form 20-F are prepared in U.S. dollars, which is the functional and reporting currency of the Company. As a result, the exchange rate information required by Item 3(A)(3) of Form 20-F is not applicable to the Company.

BUSINESS OVERVIEW
PRODUCTS, MARKETING AND MARKETING CHANNELS, PAGE 12

3.	Please explain to us the significance, if any, of "Gold Star" and "Approved" specialist Corgi collection retailers with regard to your revenue recognition for sales made to these retailers. Explain whether or not any "incentives" are provided to these retailers to sell your products.

Response: The Company respectfully advises the Staff that neither "Goldstar" nor "Approved" specialist Corgi collection retailers receive cash incentives or special incentives to sell Corgi's product. "Goldstar" accounts carry a complete and comprehensive selection of Corgi models and have expert knowledge of all of Corgi's collector ranges. "Approved" accounts carry a wide range of Corgi products, but not as comprehensive as the "Goldstar" retailers. Corgi usually provides "Goldstar" retailers with display cabinets. A condition of providing these cabinets is that the retailer must stock the full Corgi range of products. Corgi retains signed documentation specifying that the cabinets remain the sole property of Corgi. "Goldstar" accounts also receive a prominent listing in Corgi's directory of retail outlets. Both "Approved" and "Goldstar" retailers deal directly with Corgi rather than through a wholesaler.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GENERAL

4.	To the extent appropriate to an understanding of your segments, provide disclosure that focuses on each segment in addition to your disclosure of your business as a whole, in accordance with Item 5 of Form 20-F.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F.

OPERATING RESULTS, PAGE 19

5.	Please quantify in dollars the impact of each of the reasons cited for the variance to give readers a context for the magnitude and relative effect of such items. Refer to Section 501.04 of the Financial Reporting Codification.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F.

6.	In addition to citing the cause of a variance, please disclose "why" such cause arose, and what you believe will or may be the continuing impact resulting from such cause, if any, to the extent material. For example, you disclose a decrease in gross profit and margin for the year ended 2004 due to a decrease in sales of Corgi's specialty products without discussing the factors that lead to such a decrease in these sales. As another example, you disclose an increase in gross profit and margin for the year ended 2003 due to a favorable product mix without discussing what the favorable mix was and the factors that resulted in such and why. Your disclosure should identify any related known trends or uncertainties that have had or that you reasonably expect will continue to have an impact.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F.

7.	You have previously disclosed that the purchase of Hua Yang provided packaging capability that was an integral part of your turnkey manufacturing service. Please disclose your expectation of how the sale of Hua Yang will impact your operations and related costs, particularly the costs related to the packaging of your products.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23

8.	Please discuss the reason(s), in terms of cash, for the change in net cash provided by operating activities when a material change has occurred. For example, net cash from operating activities for 2004 decreased to $3.5 million from that of $10.4 million for 2003. Refer to Section IV.B of FR-72.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F.

9.	Please disclose information regarding your material commitments for capital expenditures as of the end of the latest fiscal year, an indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments, in accordance with Item 5(B)(3) of Form 20-F.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F. The Company supplementally informs the Staff that the Company had no material commitments for capital expenditures as of the end of the fiscal year covered by the Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 42

10.	Based on other disclosures in your filing, it appears that raw materials price risk is material to your operations. Please disclose quantitative information related to your raw materials price risk in one of the three alternative formats indicated in Item 11(a)(1) of Form 20-F, or tell us why you believe this is not necessary.

Response: The Company respectfully informs the Staff that, during the period covered by the Annual Report, the Company did not enter into hedging or other similar market risk-sensitive financial arrangements with respect to raw materials or commodities or have any raw material price commitments, and thus the disclosure of quantitative information in one of the three alternative formats indicated in Item 11(a)(1) of Form 20-F was not required. The Company acknowledges the Staff's comment and will include the disclosure required by Item 11(a)(1) of Form 20-F in future Annual Reports on Form 20-F to the extent applicable to the Company's activities in future periods.

11.	Additionally, please disclose the material limitations, if any, associated with your market risk disclosures and present summarized market risk information for the preceding fiscal year along with the reasons for material quantitative changes in exposure between the current and present year, in accordance with Item 11(a)(2) and (3), respectively, of Form 20-F.

Response: As described in the Company's response to Comment 10 above, the Company did not enter into hedging or other similar market-sensitive financial arrangements with respect to raw materials or commodities or have any raw material price commitments during the period covered by the Annual Report. The Company acknowledges the Staff's comment and will include the disclosure required by Item 11(a)(2) and (3) of Form 20-F in future Annual Reports on Form 20-F to the extent applicable to the Company's activities in future periods.

CONTROLS AND PROCEDURES, PAGE 44

12.	The second paragraph discloses that the Executive Chairman and the Chief Financial Officer have concluded that Zindart's internal controls over financial reporting are effective at the "reasonable assurance" level. Please tell us how the Executive Chairman and the Chief Financial Officer made this determination, given that the number of internal control weaknesses constituted a material weakness (as disclosed in the last paragraph). In this regard, tell us what, if any, adjustments were made to your financial records and financial statements as a result of these weaknesses, and what interim reporting period(s) the adjustments relate to and were made in. Also, tell us the steps you have taken, and procedures you have implemented, to correct each of the matters of concern.

Response: The Company respectfully advises the Staff that the second paragraph of Item 15 of the Annual Report contains the conclusion of the Company's Executive Chairman and Chief Financial Officer (the "Principal Officers") that disclosure controls and procedures (and not internal controls over financial reporting, as stated in the Staff's comment) are effective at the "reasonable assurance" level. The Principal Officers arrived at this conclusion despite the identification of several reportable conditions related to internal controls. The Commission has defined disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The Company believed it was necessary to state in Item 15 of the Annual Report that a material weakness existed due solely to the number of reportable conditions identified by the Company's independent registered public accounting firm and not because any single material weakness existed.

As you know, Item 15 of the Annual Report contained the following disclosure:

Although none of the individual internal control weaknesses are considered material, a material weakness is presumed to exist due to the number of reportable conditions. The identified reportable conditions relate to adequacy of documentation retained to support accounting entries and certain judgmental accounting areas; inadequate internal review on supporting calculations/schedules for journal entries; insufficient integrated computerized accounting systems; accurate recording of routine transactions; appropriateness and consistency of application of accounting estimates, including management's monitoring controls designed to detect errors; and timely computation of current and deferred tax liabilities.

[**].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES(S) REVENUE RECOGNITION, PAGE 59

13.	Please disclose what sales are net of and the amounts thereof, to the extent material.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F. The Company supplementally informs the Staff that sales are net of sales rebates and returns, which historically have been immaterial in dollar amounts.

14.	Additionally, we note your disclosure on page 19 that you are subject to increasing risks of customer penalties including returned goods. Please tell us and disclose, to the extent material, your accounting for returned goods. In this regard, tell us and disclose in critical accounting policies the significant factors you use in estimating returned goods, any significant differences between the estimated and actual amount of returned goods, and any significant changes in the amount estimated within the last two fiscal years.

Response: The Company acknowledges the Staff's comment and will disclose, to the extent material, the Company's accounting for returned goods in future Annual Reports on Form 20-F. The Company supplementally advises the Staff that [**].

The Company reviews and records an allowance or provision for sales returns, if any, based on historical experience at the time a sale is made. Prior to closing the Company's financial records and preparation of the Company's financial statements for a given year (which processes occur after the point in time by which all customer returns must be made under sales agreements) the Company compares actual sales return figures to original estimates and records any necessary adjustments. Accordingly, year-end financial statements reflect the actual amount of sales returns for sales recognized during the relevant fiscal year.

NOTE (14) INCOME TAXES, PAGE 68

15.	Please disclose why you believe recoverability of deferred tax assets is not likely and establishing a valuation allowance against deferred tax assets is appropriate, given that a portion of net operating loss carryforwards expire in 2021 to 2024 and the remaining portion is carried forward indefinitely.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F. The Company supplementally advises the Staff that [**].

16.	Please tell us and disclose the basis for the decrease in the valuation allowance from 2002 to 2003 due to a change in judgment about the realizability of the deferred tax assets in future years.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F. The Company supplementally advises the Staff that, [**].

17.	Additionally, discuss in "Operating and Financial Review and Prospects" the significant negative factors assessed in determining that a valuation allowance was necessary and the amount thereof. Also, discuss the significant factors regarding the change in judgment about the realizability of the deferred tax assets that lead to a decrease in the valuation allowance from 2002 to 2003.

Response: The Company acknowledges the Staff's comment and will address the comment in future Annual Reports on Form 20-F. The Company respectfully directs the Staff to the responses to comments 15 and 16 above.

NOTE (22) SEGMENT INFORMATION, PAGE 77

18.	It appears that enterprise wide disclosure regarding revenues from external customers for each of your products or groups of products is applicable, in accordance with paragraph 37 of FAS 131. At a minimum, it appears that these disclosures would be required for your collectible die cast models and ornaments. Please provide such disclosure, or tell us why you believe this is not necessary.

Response: The Company acknowledges the Staff's comment and will address the comment by disclosing revenues from external customers in accordance with paragraph 37 of SFAS 131, as applicable, in future Annual Reports on Form 20-F.

NOTE (23) PLEDGE OF ASSETS, PAGE 79

19.	Please disclose the carrying amount of assets pledged, in accordance with Rule 4-08(b) of Regulation S-X and paragraph 18 of FAS 5, along with the amount of related debt.

Response: The Company acknowledges the Staff's comment and will address the comment, by disclosing the carrying amount of assets pledged, along with the amount of related debt, in future Annual Reports on Form 20-F.

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In response to the Staff's request, the Company acknowledges that:

A.	it is responsible for the adequacy and accuracy of the disclosure in its filings;

B.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

C.	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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In addition, the Company respectfully advises the Staff that, based on a request from Nasdaq, the Company plans to file an amendment to the Annual Report in order to disclose, as required in Nasdaq Marketplace Rule 4350(a), the fact that the Company has been granted a "quorum exemption."

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Confidential Treatment Request

In addition, we hereby request, pursuant to 17 C.F.R.§200.83 that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R.§200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Peter H. Werner, Esq. of Cooley Godward LLP at (415) 693-2172 rather than rely upon the United States mail for such notice. Mr. Werner's address is Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, CA 94111-3580.

Please contact me at (415) 693-2172, or Jodie Bourdet at (415) 693-2054, with any further questions or comments regarding this matter.

Very truly yours,

/s/ Peter H. Werner

Peter H. Werner, Esq.

cc:	Ken Fowler (Zindart Limited)
Jodie M. Bourdet, Esq. (Cooley Godward)

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR§200.83